Exhibit 99.3

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of NIO Inc. (the “Company”). Prospective investors should read the listing document dated February 28, 2022 (the “Listing Document”) for detailed information about the Company.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

NIO Inc.

(A company controlled through weighted voting rights and
incorporated in the Cayman Islands with limited liability)

(Stock Code: 9866)

(NYSE Stock Ticker: NIO)

SECONDARY LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Previous trading day trading information in respect of the ADSs on the NYSE, inventory to be held by Designated Dealer, number of Class A ordinary shares to be transferred to Hong Kong prior to Listing and other clarifications

Joint Sponsors

The Company issues this announcement to provide details of the previous trading day trading information in respect of the ADSs on the NYSE.

Prospective investors in the Class A ordinary shares should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated February 28, 2022 (the “Formal Notice”), the announcement regarding recent trading information in respect of the ADSs on the NYSE and Designated Dealer’s and Alternate Designated Dealer’s respective designated dealer identity number dated March 7, 2022 (the “March 7 Announcement”) and the announcement regarding previous trading day trading information in respect of the ADSs on the NYSE dated March 8, 2022 (the “March 8 Announcement”) issued by the Company.

INTRODUCTION

Reference is made to the Listing Document, the Formal Notice, the March 7 Announcement and the March 8 Announcement issued by the Company.

As at the date of this announcement, there are 1,669,006,134 ordinary shares outstanding, comprising of 1,392,212,202 Class A ordinary shares (excluding 23,279,058 Class A ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our Stock Incentive Plans), 128,293,932 Class B ordinary shares (all of which shall have been converted to Class A ordinary shares upon Listing pursuant to the conversion notice delivered by the relevant shareholders) and 148,500,000 Class C ordinary shares.

PREVIOUS TRADING DAY TRADING INFORMATION IN RESPECT OF THE ADSS ON THE NYSE

The following table sets out certain trading information in respect of ADSs (each representing one Class A ordinary shares) on the NYSE, including the Company’s daily high, low, closing price and trading volume, for March 8, 2022, being the trading day of the NYSE immediately before the date of this announcement:

ADS Price
As %
of total
							Trading	issued
Date	Day high		Day low		Closing Price		Volume	shares
		Equivalent		Equivalent		Equivalent	(in millions)
	USD	to HK$	USD	to HK$	USD	to HK$	(ADSs)
March 8, 2022	18.75	146.51	17.58	137.36	17.98	140.49	74.77	4.48%

Such trading information is provided further to the disclosure in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document and is for reference purpose only. The trading price of the Class A ordinary shares on the Hong Kong Stock Exchange following the Listing may not be the same as, and may differ from, that of the ADSs on the NYSE. Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the Formal Notice, the March 7 Announcement and the March 8 Announcement issued by the Company.

As stated in the section headed “Expected Timetable” and the section headed “Information about this Document and the Introduction” in the Listing Document, the Company will release further announcement on the Hong Kong Stock Exchange not later than 8:30 am on March 10, 2022 to disclose, among other things, the then previous trading day closing price of the ADSs on the NYSE during that period.

INVENTORY TO BE HELD BY DESIGNATED DEALER

The Designated Dealer, Morgan Stanley Hong Kong Securities Limited, has built a sufficient inventory of securities in Hong Kong to enable it to carry out trading activities during the Bridging Period (i.e. from 9:00 a.m. on March 10, 2022 to 4:10 p.m. on April 8, 2022). As of the date of this announcement, the inventory of securities borrowed and to be held by the Designated Dealer amounts to a total of 41,400,000 Class A ordinary shares, representing approximately 2.7% of the Class A ordinary shares in issue immediately upon Listing (without taking into account the additional Shares to be issued under the Stock Incentive Plans, Class A ordinary shares issued and reserved for future issuance upon exercising or vesting of awards granted under our Stock Inventive Plan and assuming all Class B ordinary shares will be converted into Class A ordinary shares upon Listing). See section headed “Market Arrangements to Facilitate Dealings in Hong Kong – Bridging Arrangements” in the Listing Document for further details of the bridging and liquidity arrangements.

INFORMATION ON SHARES TO BE TRANSFERRED TO HONG KONG PRIOR TO LISTING

The 778,453,964 Class A ordinary shares held by the Depositary will be removed from the principal share register in the Cayman Islands and entered into the Hong Kong Share Register before 9:00 a.m. on the Listing Date (Hong Kong time). Holders of ADSs should give instruction to the Depositary if they wish to cancel their ADSs (and the applicable ADR(s) if the ADSs are held in certificated form) and receive Class A ordinary shares tradable on the Hong Kong Stock Exchange. See section headed “Information about this Document and the Introduction – Conversion between Class A ordinary shares trading in Hong Kong and ADSs” in the Listing Document for further details.

As at March 8, 2022, being the latest practicable time for the purpose of ascertaining the relevant information before the issue of this announcement, the Company has given instructions to the effect that (i) The 778,453,964 Class A ordinary shares (representing approximately 55.91% of the total number of issued Class A ordinary shares) held by the Depositary will be removed from the principal share register in the Cayman Islands and be entered into the Hong Kong Share Register and (ii) a total of 819,853,964 Class A ordinary shares (representing approximately 58.89 % of the total number of issued Class A ordinary shares, and including the underlying shares of the ADSs to be removed) will be registered on the Hong Kong Share Register, before 9:00 a.m. on the Listing Date (Hong Kong time).

Dealings in the Class A ordinary shares on the Hong Kong Stock Exchange are expected to commence on March 10, 2022.

OTHER CLARIFICATIONS

The Company would like to clarify that there was an inadvertent clerical error regarding the amount of consideration of the ESOP Capital Increase of the Battery Asset Company on page 236 under the section headed “Business” of the Listing Document. The amount of consideration shall be RMB72.0 million, instead of RMB72.0 billion as disclosed in the Listing Document. Save for the above, all information contained in the Listing Document remains unchanged.

The Board is of the view that the clarification on the inadvertent clerical error will not, pursuant to Rule 11.13 of the Hong Kong Listing Rules, constitute any significant change affecting any matter contained in the Listing Document and that no significant new matter has arisen, the inclusion of information in respect of which would have been required to be in the Listing Document if it had arisen before the Listing Document was issued, and therefore no supplementary listing document is required.

By Order of the Board
NIO Inc.
Bin Li
Founder, Chairman and Chief Executive Officer

Hong Kong, March 9, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Bin Li, Mr. Lihong Qin, Mr. James Gordon Mitchell as the directors, and Mr. Hai Wu, Mr. Denny Ting Bun Lee and Ms. Yu Long as the independent directors.

For the purpose of illustration only, USD is translated into HK$ at the rate of USD1.00 = HK$7.8137. No representation is made that any amount in USD or RMB has been or could be converted at the above rate or at any rates or at all.

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